1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com COREY F. ROSE corey.rose@dechert.com +1 202 261 3314 Direct +1 202 261 3158 Fax

April 25, 2022

VIA EDGAR

Min S. Oh, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Guardian Variable Products Trust (the “Registrant”)

(File Nos. 333-210205 and 811-23148)

Dear Mr. Oh:

We are writing on behalf of the Registrant in response to comments that you provided via telephone to Kathleen M. Moynihan of the Registrant and me on April 14, 2022 with respect to Post-Effective Amendment No. 20 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 24 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s registration statement on Form N-1A filed on February 28, 2022 (the “Registration Statement”). The Registration Statement was filed to make material changes to existing series of the Registrant: Guardian Integrated Research VIP Fund and Guardian International Equity VIP Fund (formerly, Guardian International Value VIP Fund) (collectively, the “Funds”).

For your convenience, we have restated your comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meaning as in the Registration Statement. The Registrant acknowledges your request to treat each comment as global, to the extent applicable.

Comment 1: In future filings, please provide only the series and class IDs that are applicable to the series and classes discussed in a Registration Statement amendment, instead of all series and class IDs applicable to the Registrant.

Response: The Registrant acknowledges this comment and will seek to ensure that proper series and class IDs are provided for future filings.

Prospectus — Fund Summaries

Guardian Integrated Research VIP Fund

Comment 2: In the “Fees and Expenses of the Fund” section of the summary portion of the Prospectus relating to Guardian Integrated Research VIP Fund, please bold the text of the second to last sentence in the first paragraph per Form N-1A Item 3: “[y]ou may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the fee table or example below.”

Response: The Registrant has revised the disclosure in response to this comment.

Comment 3: In the “Fees and Expenses of the Fund,” “Expense,” “Portfolio Turnover,” and “Annual Returns” sections of the summary portion of the Prospectus related to Guardian Integrated Research VIP Fund, please provide all the missing information and include a completed fee and expense table in the response letter.

Response: The Registrant has revised the disclosure in response to this comment. The fee and expense tables for the Funds are included as Appendix A to this response.

Comment 4: In the “Example” section of the summary portion of the Prospectus related to Guardian Integrated Research VIP Fund, please revise the second sentence of the first paragraph per Form N-1A Item 3 to state “for the time periods indicated and then redeem all of your shares at the end of those periods.”

Response: The Registrant has revised the disclosure in response to this comment.

Comment 5: The “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Guardian Integrated Research VIP Fund states that the Fund may from time to time emphasize one or more sectors in selecting its investments, including the information technology sector. Please clarify if the Fund intends to focus investments in one or more sectors and add any accompanying principal risks.

Response: The Registrant respectfully declines to revise this disclosure.  As stated in the Principal Investment Strategies, the Fund’s stock selection process may result in a focus in one or more market sectors, but the Fund does not seek to focus in any one sector or group of sectors. Currently, the Fund identifies the information technology sector because a significant portion of the Fund’s assets are invested in that sector, in part due to market appreciation; however, the Fund’s allocation to that sector could change in the future.

Comment 6: The “Principal Investment Strategies” section of the summary portion of the Prospectus relating to Guardian Integrated Research VIP Fund states that the Subadviser seeks to identify companies with, among other attributes, improving quality metrics, fundamental business momentum, and attractive relative valuation. Please provide a plain English explanation for these terms.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 7: The “Principal Investment Risks” section of the summary portion of the Prospectus relating to Guardian Integrated Research VIP Fund includes active trading risk disclosure. Please combine this with portfolio turnover risk and add a corresponding description of active trading in the discussion of the Fund’s principal investment strategies.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 8: Please provide five-year returns in the “Past Performance” section of the summary portion of the Prospectus relating to Guardian Integrated Research VIP Fund.

Response: The Registrant has updated the prospectus disclosure with respect to performance.

Guardian International Equity VIP Fund (formerly, Guardian International Value VIP Fund)

Comment 9: Please treat each comment listed above as global for Guardian Integrated Research VIP Fund, as applicable.

Response: The Registrant confirmed that it has appropriately addressed any comment previously listed applicable to the Funds in response to this comment.

Comment 10: In light of Guardian International Equity VIP Fund’s use of “international” in the Fund’s name, please provide a more informative explanation of how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world (e.g., “Under normal market conditions, the Fund will invest at least 40% of its net assets, unless market conditions are deemed not favorable, in which case the Fund would invest at least 30% of its assets, in securities of companies organized or located in multiple countries outside the United States or in companies doing a substantial amount of business in multiple countries outside the United States.”). See Final Rule: Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001), in particular footnote 24.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 11: Please revise footnote 1 of the “Annual Fund Operating Expenses” table in the summary portion of the Prospectus relating to Guardian International Equity VIP Fund to reflect that the Manager has contractually agreed to waive certain fees and/or reimburse certain expenses incurred through a date that is at least one year from the effective date of the Fund’s registration statement or delete the footnote.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 12: The “Principal Investment Strategies” section of the summary portion of the Prospectus relating to Guardian International Equity VIP Fund states that equity securities in which the Fund may invest include common and preferred stocks, convertible securities and warrants of companies. Please add corresponding principal risk disclosure concerning convertible securities and warrants of companies.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 13: The “Principal Investment Strategies” section of the summary portion of the Prospectus relating to Guardian International Equity VIP Fund states that the Subadvisers look for established companies in economically developed countries that may invest up to 15% of the Fund’s assets in securities of companies whose principal business activities are located in emerging market countries. Please consider adding disclosure that specifically states how the Subadviser determines whether a country qualifies as an emerging market country.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 14: The “Principal Investment Strategies” section of the summary portion of the Prospectus relating to Guardian International Equity VIP Fund states that the Subadvisers evaluate the impact and risk around issues such as climate change, environmental performance, labor standards and corporate governance, which they view as important in their assessment of a company’s risk and potential for profitability. Please consider adding disclosure that specifies whether such ESG factors are applied to all investments.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 15: The “Management” section of the summary portion of the Prospectus relating to the Guardian International Equity VIP Fund states that Park Avenue Institutional Advisers LLC serves as the Fund’s manager. SIMNA and SIMNA Ltd. serve as the Fund’s subadviser and sub-

subadviser, respectively. The “Principal Investment Strategies” section refers to both entities as subadvisers. Please consider revising to apply consistent terminology throughout the Prospectus.

Response: The Registrant has revised the disclosure in response to this comment.

Prospectus

Comment 16: The second paragraph of the “Manager-of-Managers Arrangement” section of the statutory portion of the Prospectus states that certain Funds may rely on the Order (and any manager-of managers structure that may be permitted in the future pursuant to future exemptive relief, guidance from the SEC or its staff, or law or rule), referring to the SAI for more information regarding the Order. Please specifically state in the Prospectus which Funds may rely on the Order.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 17: The last paragraph of the “Manager-of-Managers Arrangement” section of the statutory portion of the Prospectus states that a discussion regarding the basis of the Board’s approval of the management agreement between the Trust, on behalf of the Funds, and the Manager and the subadvisory agreements between the Manager, on behalf of the Funds, and each Subadviser is available in each Fund’s annual or semi-annual report to shareholders. Please specifically provide the fiscal year-end of these respective shareholder reports.

Response: The Registrant has revised the disclosure in response to this comment.

* * * * *

We believe that the foregoing has been responsive to your comments. Please contact the undersigned at (202) 261-3314 or corey.rose@dechert.com if you wish to discuss this correspondence further.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose

cc:                                Kathleen M. Moynihan, The Guardian Life Insurance Company of America

Appendix A

Guardian Integrated Research VIP Fund

Investment Objective

The Fund seeks capital appreciation.

Fees and Expenses of the Fund

This table shows the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. The table does not reflect charges, fees or expenses that are, or may be, imposed under your variable annuity contract or variable life insurance policy through which Fund shares are offered as an investment option. If those charges, fees or expenses were reflected, the fees and expenses shown in the table would be higher. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the fee table or example below. For information about these charges, fees and expenses, please refer to the applicable contract or policy prospectus.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.48%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.16%
Recoupment of Expenses	0.02%
Total Annual Fund Operating Expenses	0.91%
Fee Waiver and/or Expense Reimbursement(2)	-0.05%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.86%

(1)         Restated to reflect current management fees. The management fee rate is as follows: 0.50% on assets up to $200 million; 0.43% on assets from $200 million to $300 million; and 0.40% on assets over $300 million.

(2)         Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2024 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.84% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager may be entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any. “Fee Waiver and/or Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” have been restated to reflect the current expense limitation arrangement.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This Example does not reflect charges, fees or expenses that are, or may be, imposed under your variable annuity contract or variable life insurance policy, and would be higher if it did. The Example reflects contractual fee waivers and/or expense reimbursements only for the duration of the current commitment, if applicable. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Guardian Integrated Research VIP Fund	$86	$283	$497	$1,113

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in the Annual Fund Operating Expenses or in the Example, affect the Fund’s performance. For the most recent fiscal year, the Fund’s portfolio turnover rate was 274% of the average value of its portfolio.

Guardian Variable Products Trust Prospectus

Guardian International Equity VIP Fund
(formerly, Guardian International Value VIP Fund)

Investment Objective

The Fund seeks long-term capital appreciation.

Fees and Expenses of the Fund

This table shows the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. The table does not reflect charges, fees or expenses that are, or may be, imposed under your variable annuity contract or variable life insurance policy through which Fund shares are offered as an investment option. If those charges, fees or expenses were reflected, the fees and expenses shown in the table would be higher. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the fee table or example below. For information about these charges, fees and expenses, please refer to the applicable contract or policy prospectus.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.77%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.11%
Total Annual Fund Operating Expenses	1.13%
Fee Waiver and/or Expense Reimbursement(1)	-0.07%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.06%

(1)         Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2023 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.08% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This Example does not reflect charges, fees or expenses that are, or may be, imposed under your variable annuity contract or variable life insurance policy, and would be higher if it did. The Example reflects contractual fee waivers and/or expense reimbursements only for the duration of the current commitment, if applicable. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Guardian International Equity VIP Fund	$108	$352	$616	$1,368

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in the Annual Fund Operating Expenses or in the Example, affect the Fund’s performance. For the most recent fiscal year, the Fund’s portfolio turnover rate was 40% of the average value of its portfolio.

Guardian Variable Products Trust Prospectus